Exhibit 99.2

Management Discussion and Analysis

The following management discussion and analysis of results of operations and financial position should be read in conjunction with the financial statements and notes for the first quarter ended July 31, 2003, and the audited financial statements and notes for the fiscal year (FY) ended April 30, 2003. This discussion contains certain forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. These risks and uncertainties are substantially unchanged from those presented in the Management Discussion and Analysis (MD&A) for the year ended April 30, 2003, under the heading “Risks and Uncertainties”, which are incorporated by reference herein.

Our financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The financial statements of the Company have historically been reported in Canadian dollars. Effective May 1, 2003, the Company adopted the U.S. dollar as its reporting currency as U.S. dollar denominated operations represent an increasingly significant portion of the Company’s operations. In the first quarter of FY 2004, Canadian operations accounted for less than four percent of the Company’s revenues while U.S. operations accounted for more than 49 percent of the Company’s revenues. Accordingly, changing the Company’s reporting currency from the Canadian dollar to the U.S. dollar will reduce the Company’s currency translation risk. Moreover, with the acquisition of Comshare, a majority of the Company’s revenues will be denominated in U.S. dollars, and management expects that future acquisitions are more likely to be in the U.S. than in other countries. Comparative financial information has been recast as if the U.S. dollar had always been used as the Company’s reporting currency, and financial information has been translated into U.S. dollars for all periods presented. To facilitate comparisons with prior periods, a U.S. dollar Consolidated Statement of Operations for the eight quarters ended April 30, 2003, has been included at the end of this MD&A. As used in this discussion and unless the context otherwise requires or unless otherwise indicated, all references to “Geac,” “we,” “our,” or “the Company” refer to Geac Computer Corporation Limited and its consolidated subsidiaries.

Overview

Geac is a global enterprise software company for business performance management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Our solutions include cross-industry enterprise application systems (EAS) for financial administration and human resources functions, expense management, time capture, and enterprise resource planning applications for manufacturing, distribution, and supply chain management. These cross-industry applications are marketed globally and span a number of product lines. We also provide industry specific applications (ISA) tailored to the real estate, restaurant, property management, and construction marketplaces, and for libraries and public safety agencies. In addition to our families of software products, we are a reseller of computer hardware and software, and we provide a broad range of professional services, including application hosting, consulting, implementation services, and training. Headquartered in Markham, Ontario, Canada, Geac employed approximately 2,400 people around the world on July 31, 2003, compared to approximately 2,700 people on July 31, 2002.

Geac today has a presence in the financial back offices of many of the largest companies in the world. These companies rely on Geac software applications for their financial and operational processing. Our objective is to extend our relationships with these customers and to attract new customers by delivering a suite of software solutions that can be integrated with our enterprise application systems and help our customers improve their business performance.

Subsequent to the end of the quarter, effective August 6, 2003, we acquired Comshare, Incorporated (“Comshare”), a leading provider of corporate performance management software for planning, budgeting, forecasting, financial consolidation, management reporting, and analysis. The acquisition was accomplished by way of a cash tender offer for all the outstanding shares of Comshare at a price of $4.60 per share, followed by a cash merger; and the estimated purchase price, excluding acquisition costs, was approximately $53.7 million. Along with the acquisition of Extensity, Inc. (“Extensity”), a provider of solutions to automate employee-based financial systems, completed in the fourth quarter of FY 2003, the acquisition of Comshare is a significant step in the execution of our strategy to expand into the business performance management market.

Results of Operations

Revenue. Revenue for the first quarter of FY 2004, ended July 31, 2003, was $101.5 million, compared to $101.4 million in the first quarter of FY 2003. A $4.0 million increase in software license sales revenue was offset by a $3.1 million decline in hardware revenue and a $0.8 million decline in support and services revenue. Compared to the first quarter of FY 2003, currency fluctuations—primarily attributable to the Euro, which appreciated 20.8 percent against the U.S. dollar, and the British Pound Sterling , which appreciated 10.1 percent against the U.S. dollar—had the net effect of increasing revenues by $7.9 million and increasing expenses by $7.1 million. Revenue in the EAS segment was $80.8 million in the first quarter of FY 2004, compared to $76.9 million in the first quarter of FY 2003. This $3.9 million increase is primarily attributable to $4.6 million in revenue from the Extensity business, which was acquired on March 6, 2003. Excluding revenue attributable to the Extensity business, EAS segment revenue declined by $0.7 million, or 1.0 percent.

EAS software license sales to new and existing customers were $10.8 million, compared to $7.1 million in the first quarter of FY 2003. This $3.7 million increase includes $2.2 million in client server software license sales, primarily due to sales of Extensity software licenses, $1.2 million in mainframe computer software license revenue from upgrades and extensions, and an increase of $0.3 million in midrange computer software license sales. EAS software license revenue is anticipated to continue to grow through the remainder of the fiscal year as a result of license sales from our new Comshare and

Extensity businesses, and from our new System 21 Aurora application, where customer response has exceeded management expectations.

EAS support and services revenue was $64.8 million, compared to $61.8 million in the first quarter of FY 2003. EAS maintenance revenue—primarily contracted support to customers of our licensed software—increased by $1.0 million, or 2.3 percent, from $43.2 million to $44.2 million. This net $1.0 million increase was primarily attributable to an increase of $1.6 million in midrange computer support and an increase of $1.2 million in client server customer support, which were partially offset by a decline of $1.8 million in mainframe support. Acquisitions made since the first quarter of FY 2003 accounted for $1.7 million in EAS maintenance revenue. Other EAS support and services revenue—primarily professional implementation and training services—increased by $2.0 million, which was attributable to the EBC and Extensity acquisitions.

EAS hardware sales revenue was $5.1 million, compared to $8.0 million in the first quarter of FY 2003. This decline is primarily attributable to computer hardware sales in Europe, which declined by $3.0 million, and reflects vendor promotions that accelerated sales in the first quarter of FY 2003, which were not repeated in the first quarter of this fiscal year.

ISA segment revenue was $20.7 million, compared to $24.4 million in the first quarter of FY 2003. This net $3.7 million decline was primarily attributable to revenue from the Interealty division, which declined by $4.0 million, reflecting significant price pressure and customer losses in the core Multiple Listing Service (MLS) application business and the continuing decline in revenue from the MLS book publishing business, which was expected. The decline in Interealty revenue was partially offset by a $0.3 million increase in revenue from other ISA businesses.

Cost of Revenues. Costs of revenues were reduced by $4.6 million, or 10.1 percent, from $45.4 million in the first quarter of FY 2003 to $40.8 million in the first quarter of FY 2004; and gross profit margin (gross profit as a percentage of revenues) increased from 55.2 percent to 59.8 percent. Costs of software license revenues increased by $0.3 million, primarily due to Extensity third party software costs. Costs of support and services, primarily composed of personnel and related costs, were reduced by $1.8 million, or 5.0 percent; and support and services margins increased from 57.3 percent to 59.1 percent. Hardware costs were reduced by $3.1 million, consistent with lower hardware revenue; and hardware margins increased from 10.5 percent in the first quarter of FY 2003 to 15.5 percent in the first quarter of FY 2004. Hardware margins in the first quarter of FY 2003 reflected a low margin $2.0 million hardware sale to a single customer.

Operating Expenses. Operating expenses were $46.5 million, compared to $40.6 million in the first quarter last year. Excluding net restructuring and other unusual items of $0.1 million, operating expenses increased by $6.0 million, or 14.8 percent.

•	Sales and marketing expenses increased by $1.4 million, or 9.3 percent; and sales and marketing expenses as a percentage of revenues increased from 14.6 percent in the first quarter of FY 2003 to 15.9 percent in the first quarter of FY 2004. This increase reflects personnel expenses and related sales and marketing costs intended to drive increased new software license revenue.

•	Product development expenses increased by $0.8 million, or 6.0 percent; and product development expenses as a percentage of revenues increased from 12.4 percent in the first quarter of FY 2003 to 13.1 percent in the first quarter of FY 2004. This increase is primarily attributable to continuing spending to support the development of applications associated with the Extensity business, which was acquired in the fourth quarter of FY 2003.

•	General and administrative (G&A) expenses increased by $3.4 million; and general and administrative expenses as a percentage of revenues increased from 12.8 percent in the first quarter of FY 2003 to 16.1 percent in the first quarter of FY 2004. The net $3.4 million increase is attributable to legal judgment and settlement costs and professional fees. Excluding the $3.4 million increase in legal judgment and settlement costs and professional fees, G&A expenses as a percentage of revenues were 12.8 percent in the first quarter of FY 2004.

Net Restructuring and Other Unusual Items. Net restructuring and other unusual credits in the amount of $0.1 million included a $0.5 million reversal of accrued liabilities and other provisions recorded in prior years which were no longer required, partially offset by a $0.4 million charge for severance related to the restructuring of the Company’s business in North America. There were no net restructuring and other unusual items in the corresponding period of FY 2003.

Amortization of Intangible Assets. Amortization of intangible assets, primarily acquired software, was $0.8 million in the first quarter of FY 2004, compared to $0.3 million in FY 2003. This $0.5 million increase is primarily attributable to amortization of intangible assets associated with the Extensity business, which was acquired in the fourth quarter of FY 2003.

Interest Income and Expense. Net interest income in the first quarter of FY 2004 was $0.3 million, compared to $0.2 million in the first quarter of FY 2003, primarily as a result of higher average cash balances in the first quarter of FY 2004.

Other Income (Expense). Other expense of $0.4 million in the first quarter of FY 2004 was attributable to a net loss on foreign exchange. In the corresponding period last year, other income, in the net amount of $1.4 million, included $1.5 million in foreign exchange gains, partially offset by $0.1 million in losses on the sale of fixed assets.

Income Taxes. The provision for income taxes was $4.7 million in the first quarter of FY 2004, compared to $6.4 million in the corresponding period last year. Of the total $4.7 million provision for income taxes recorded in the first quarter of FY 2004, $3.3 million reflected utilization of income tax assets, and $1.4 million represented cash taxes. Of the total $6.4 million provision for income taxes recorded in the first quarter of FY 2003, $4.6 million reflected utilization of income tax assets, and $1.8 million represented cash taxes.

Net Income (Loss). Net income was $9.4 million, or $0.11 per diluted share, compared to $10.5 million, or $0.13 per diluted share, in the first quarter of FY 2003. Excluding the $3.4 million increase in general and administrative costs attributable to legal settlement costs and professional fees, tax effected at 37 percent, net income would have been $11.5 million, or $0.14 per diluted share. Compared to the first quarter of FY 2003, currency fluctuations—primarily attributable to the British Pound Sterling and the Euro against the U.S. Dollar—had the effect of increasing net income by $0.8 million, or $0.01 per diluted share.

Liquidity and Financial Condition

At July 31, 2003, cash and cash equivalents totaled $88.6 million, compared to $89.8 million at April 30, 2003. Excluding from the total at July 31, 2003, an increase of $0.9 million from the effect of foreign exchange rates, cash and cash equivalents declined by $2.1 million in the first quarter of FY 2004.

Cash used in operating activities, including the effects of changes in both non-cash working capital and deferred revenue, was $0.5 million in the first quarter of FY 2004, compared to $27.6 million in the first quarter of FY 2003. Cash flow from operating activities in the first quarter of FY 2003 reflected a $25.9 million reduction in accounts payable and accrued liabilities, $12.1 million of which was associated with accrued restructuring charges incurred in the fourth quarter of FY 2002. Excluding changes in non-cash working capital and deferred revenue, cash provided by operating activities was $14.7 million in the first quarter of FY 2004, compared to $17.8 million in the first quarter of FY 2003.

Cash used in investing activities was $1.5 million in the first quarter of FY 2004, including $0.6 million in additions to property, plant, and equipment, and a $0.9 million increase in restricted cash and cash equivalents. In the corresponding period last year, cash provided by investing activities was $0.2 million.

Cash used in financing activities was $0.1 million in the first quarter of FY 2004, including $0.2 million used to repay long-term debt, partially offset by $0.1 million in proceeds from the issuance of common stock. In the corresponding period last year, $0.3 million was used to repay long-term debt.

Accounts receivable, including unbilled receivables, at July 31, 2003, totaled $49.2 million, compared to $61.6 million at the end of FY 2003. This net $12.4 million reduction, which includes the effects of a $0.7 million reduction due to changes in foreign exchange rates, is primarily attributable to lower revenues and collections of outstanding receivables at April 30, 2003.

Prepaid expenses, which are composed of deposits, prepaid maintenance, insurance, and prepaid royalties, increased by $1.5 million, from $11.9 million at the end of FY 2003 to $13.4 million at the end of the first quarter of FY 2004. This increase is primarily due to prepaid expenses associated with the acquisition of Comshare, which was concluded in the second quarter of FY 2004, and other prospective matters.

Accounts payable and accrued liabilities were $90.8 million at the end of the first quarter of FY 2004, compared to $95.0 million at the end of FY 2003. This $4.2 million net reduction is attributable to a $2.6 million reduction in tax-related liabilities, and a $3.7 million reduction in accrued restructuring charges, partially offset by a $0.6 million increase in trade payables and a net $1.5 million increase in other items.

Deferred revenue is composed of deferred maintenance and support revenues, which are recognized ratably over the term of the related maintenance agreement—normally one year—and deferred professional services revenue, which is recognized as such services are performed. Deferred revenue declined by $21.2 million, from $122.6 million at the end of FY 2003 to $101.4 million at the end of the first quarter of FY 2004. Excluding from the total at July 31, 2003, a $0.6 million increase attributable to foreign exchange rates, deferred revenue declined by $21.8 million, which was primarily due to attrition in maintenance and professional services contracts. In the corresponding period last year, deferred revenue declined by $17.8 million, excluding the effect of foreign exchange rates.

Commitments Not Reflected in the Balance Sheet

The Company does not have derivative financial instruments or any equity interests in unconsolidated companies or any other business arrangements related to the foregoing, which would have a material effect on the assets and liabilities of the Company at July 31, 2003.

As disclosed in note 12 to the FY 2003 financial statements and in accordance with Canadian GAAP, the Company has commitments that are not reflected in the balance sheet of the Company. These commitments include operating leases for office equipment and premises, and letters of credit, bank guarantees, and performance bonds that are routinely issued on Geac’s behalf by financial institutions, primarily in connection with premises leases and contracts with public sector customers. The Company does not have any other business arrangements, derivative financial instruments, or any equity interests in unconsolidated companies that would have a material effect on the assets and liabilities of the Company at July 31, 2003.

Geac Computer Corporation Limited Consolidated Statements of Operations

(For the eight quarters ended April 30, 2003) (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

				2002				2003
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1 *	Quarter 2	Quarter 3	Quarter 4

Revenues
Software	13,062	13,683	12,266	14,396	8,813	12,170	12,458	15,939
Support and services	97,488	94,992	91,187	87,119	82,468	81,842	80,593	80,439
Hardware	6,647	8,596	9,493	8,357	9,301	7,152	8,736	5,436

Total revenues	117,197	117,271	112,946	109,872	100,582	101,164	101,787	101,814

Cost of revenues
Software	1,307	1,420	904	3,636	1,598	1,384	1,649	1,904
Support and services	45,219	44,535	44,775	39,827	36,453	35,890	34,148	34,578
Hardware	5,276	7,427	7,615	6,452	8,322	5,756	7,536	4,272

Total cost of revenues	51,802	53,382	53,294	49,915	46,373	43,030	43,333	40,754

Gross profit	65,395	63,889	59,652	59,957	54,209	58,134	58,454	61,060

Operating expenses
Sales and marketing	15,543	14,515	14,395	15,007	14,765	13,775	13,556	16,634
Product development	16,086	14,378	14,758	14,014	10,823	11,254	11,059	11,191
General and administrative	14,862	16,420	13,090	11,917	12,990	15,124	15,360	14,786
Net restructuring and other unusual items	-	(9,344)	-	26,012	-	(733)	-	4,336
Goodwill impairment	-	-	-	-	-	-	-	11,509
Amortization of intangible assets	276	269	283	281	282	-	248	555

	46,767	36,238	42,526	67,231	38,860	39,420	40,223	59,011

Income (loss) from operations	18,628	27,651	17,126	(7,274)	15,349	18,714	18,231	2,049

Interest income	302	211	323	374	285	303	343	396
Interest expense	(502)	(557)	(887)	(297)	(135)	(119)	(114)	(115)
Other income (expense), net	(178)	1,220	(812)	374	1,404	127	743	(4,088)

	(378)	874	(1,376)	451	1,554	311	972	(3,807)

Income (loss) from operations before income taxes	18,250	28,525	15,750	(6,823)	16,903	19,025	19,203	(1,758)
Income taxes	7,166	11,594	8,302	(5,133)	6,423	7,382	7,190	348

Net income (loss) for the period	11,084	16,931	7,448	(1,690)	10,480	11,643	12,013	(2,106)

Basic net income (loss) per share	0.18	0.23	0.10	(0.02)	0.13	0.15	0.15	(0.03)
Diluted net income (loss) per share	0.18	0.22	0.09	(0.02)	0.13	0.15	0.15	(0.02)

Weighted average number of common shares outstanding (000's)
Basic	62,031	74,326	78,087	78,130	78,146	78,505	80,184	83,766
Diluted	63,088	76,728	81,944	81,439	80,436	80,280	81,662	84,385

* The Consolidated Statements of Operations for the eight quarters ended April 30, 2003, have been translated into U.S. dollars at the weighted average rates for each period in accordance with accounting policies in effect in the fiscal year ended April 30, 2003. As disclosed in Note 1 of the financial statements for the quarter ended July 31, 2003, effective May 1, 2003, the Company changed its policy with respect to the classification of reimbursements received for out-of-pocket expenses and reclassified certain “bug-fixing” expenses from support costs to product development expenses. These changes have not been reflected in the eight quarter historical Statements of Operations presented above, which have been translated into U.S. dollars at the weighted average rates for each period in accordance with accounting policies in effect in the fiscal year ended April 30, 2003. In the Consolidated Statement of Operations for the quarter ended July 31, 2003, results for the comparable period ended July 31, 2002, have been restated to conform with the current year’s presentation. The net effect on results for the quarter ended July 31, 2002, was to increase support and services revenue by $782, to reduce support and services costs by $943, and to increase product development expenses by $1,725. There was no impact on net income for the quarter ended July 31, 2002.